John Hancock Funds II

601 Congress Street

Boston, MA  02210

June 10, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Brion Thompson

Re:       John Hancock Funds II (the “Trust”)

File Nos. 333-126293; 811-21779

Ladies and Gentlemen:

This letter is in response to comments received via telephone on June 7, 2011 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 43 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on April 15, 2011.  The purpose of the Amendment is to register a new class of shares of the Alternative Asset Allocation Fund, a separate series of the Trust (the “Fund”).  Set forth below is a summary of each comment followed by our response.

Comment 1 – Footnote one placed in the heading of the annual fund operating expenses table should be moved to the “Other expenses” line item in the table.

Response to Comment 1 – Footnote one has been moved as requested.

Comment 2 – In the “Principal strategies” section of the prospectus it states that the Fund “may use a portion of its assets to employ a market neutral (long/short) strategy by  simultaneously purchasing a security and entering into a short sale on the security.” What is the Fund’s neutral allocation with respect to the Fund’s alternative assets?

Response to Comment 2 – The Fund does not currently have an allocation to such market neutral strategies.

Comment 3 -- Please provide the legend to be used on the Fund’s summary prospectus regarding the incorporation by reference to information in the statutory prospectus.

Response to Comment 3 – The summary prospectus legend will state:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports to shareholders, online at www.jhfunds.com/Forms/Prospectuses.aspx. You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com. The fund’s prospectus and statement of additional information both dated 6-14-11 are incorporated by reference into this Summary Prospectus.

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Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-          Staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to Amendment; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-2261 if you have any questions regarding this letter.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary

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